4/12/2002

02022880

TC 3/26

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 4 2002 363 SEC MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOLDEN STATE MUTUAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 West Adams Blvd
(No. and Street)

Los Angeles, CA 90018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

323-731-1131 ext.227
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Jenkins III
(Name — if individual, state last, first, middle name)

2500 Wilshire Blvd. Ste 509, Los Angeles, CA 90057
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 1 5 2002 P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Charles James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLDEN STATE MUTUAL SECURITIES CORP., as of 12/31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Charles J. James
Signature

PRESIDENT
Title

Lorelei Little
Notary Public

LORELEI LITTLE
Commission # 1276306
Notary Public - California
Los Angeles County
My Comm. Expires Oct 7, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

MANAGEMENT LETTER

AS OF DECEMBER 31, 2001

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

February 19, 2002

To The Board of Directors
Golden State Mutual Securities Corp.
Los Angeles, California

I have audited the financial statements of Golden State Mutual Securities Corp. (A California Corporation) as of and for the year ended December 31, 2001 and have issued my report thereon dated February 19, 2002. In planning and performing my audit of the financial statements of Golden State Mutual Securities Corp., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. I have not considered the internal control structure since the date of my report.

Golden State Mutual Securities Corp's internal control structure consists of policies and procedures established by management to provide reasonable, but not absolute, assurance that financial data is recorded, processed, summarized and reported consistent with assertions embodied in the financial statements. In establishing those policies and procedures, management assessed their expected benefits and related costs.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, I noted no matters involving the internal control structure and its operations that I consider to be material weaknesses. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

During the audit, I noted certain matters involving the internal control structure and other operational matters that are presented for your consideration. These comments and recommendations, all of which have been discussed with the appropriate members of management, are intended to improve the internal control structure or result in other operating efficiencies.

BANK RECONCILIATION:
Condition: The reconciling procedure was incomplete, because two lost revenue items dated August 5, 2001 and September 11, 2001 were shown and there wasn't any evidence that any follow-up procedures were applied until February 10. 2002.

Recommendation Reconciling items note during the reconcilement procedures should be followed up on and resolved promptly.

FIDELITY BOND:
Condition: The Corporation's fidelity bond expired November 1, 2001 and was not renewed until January 27, 2002. Thus from November 2, 2001 through January 26, 2002, the Corporation was self-insured against losses. The Corporation has limited resources, which could cause its ability to satisfy losses, to have a material impact on the continuance of operations.

Recommendation: The Corporation should adopt procedures to insure that no lapse in insurance coverage occurs.

Sincerely,

William Jordan, III